

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 13, 2010

<u>Via U.S. Mail</u>

Mr. Kirk K. Mandy
Chief Executive Officer
Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario, Canada K2K 3H4

> **Re: Zarlink Semiconductor Inc.**
> **Form 20-F for fiscal year ended March 27, 2009**
> **Filed June 4, 2009**
> **File No. 1-08139**

Dear Mr. Mandy:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief